SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

             TIM HELLAS TELECOMMUNICATIONS S.A.

(Name of the Issuer)

TIM Hellas Telecommunications S.A.; Troy GAC Telecommunications, S.A.;

Apax Partners Europe Managers Limited; Apax Europe VI GP Co. Limited;

    TPG Advisors IV, Inc.; T3 Advisors II, Inc.; and Socrates Kominakis.

(Name of the Person(s) Filing Statement)

                   Ordinary Shares, Nominal Value €1.53 Per Share

                  American Depositary Receipts, each representing one Ordinary Share

(Title of Class of Securities)

                                            859823106

(CUSIP Number of Class of Securities)

TIM Hellas Telecommunications S.A.

Attention: Michael Karakostas

66, Kifissias Avenue

15125 Maroussi

Athens, Greece

+30 210 615 8000

David Spuria, Esq. Texas Pacific Group 301 Commercial Street Suite 3300 Fort Worth, TX 76102 (817) 871-4000	Denise Fallaize Apax Europe VI GP Co. Limited 13-15 Victoria Road St. Peter Port Guernsey, C.I. GY1 3ZD +44 (0) 1481 735 820
Copies to:
William A. Groll Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH England +44 (0) 207 614 2200	Robert Friedman, Esq. Dechert LLP 30 Rockefeller Plaza New York, NY 10112 (212) 698-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of filing fee**
$325,214,470.98	$38,277.74

*Calculated solely for purposes of determining the filing fee. The transaction value was determined by multiplying 16,045,599 ordinary shares, nominal value €1.53 per share, of TIM Hellas Telecommunications S.A., which represents all shares outstanding on the date hereof and not owned by Troy GAC, by €16.42475 per share, converted to U.S. dollars using an exchange rate of $1.234 for one Euro (as published in the Financial Times on September 1, 2005).

**The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.0001177.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $38,277.74	Filing Party: TIM Hellas Telecommunications S.A.
Form or registration no.: Schedule 13E-3	Date filed: September 2, 2005

Introduction

This Amendment No. 5 (the “Amendment”) to the transaction statement on Schedule 13E–3 amends and supplements the original Schedule 13E-3 filed on September 2, 2005, as previously amended (as amended, the “Schedule 13E-3”), by TIM Hellas Telecommunications S.A., a company organized under the laws of Greece (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described in the Schedule 13E-3; Troy GAC Telecommunications, S.A., a company organized under the laws of Greece; Apax Partners Europe Managers Limited, a company organized under the laws of England, and Apax Europe VI GP Co. Limited, a company organized under the laws of Guernsey; TPG Advisors IV, Inc., a Delaware corporation, and T3 Advisors II, Inc., a Delaware corporation; and Socrates Kominakis, the managing director and a director of TIM Hellas (collectively, the “Filing Persons”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13E-3, including the definitive transaction statement attached as an exhibit to Amendment No. 1 to the Schedule 13E-3 (the “Transaction Statement”).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

On October 27, 2005, Hellas Telecommunications VII, S.àr.l., an indirect subsidiary of the Apax Entities and the TPG Entities and a sister affiliate of Troy GAC, entered into a share purchase agreement with Info-Quest governing the previously disclosed agreement to acquire the business of Q-Telecom from Info-Quest for a consideration of €325 million in cash and the assumption of approximately €25 million in existing indebtedness. The closing of the acquisition is subject to customary conditions precedent, including approval of the transaction from the relevant regulatory and competition authorities.

Item 15.	Additional Information

On October 25, 2005, TCS Capital filed an application for a preliminary injunction with the Athens Court of First Instance requesting a delay of the extraordinary general meeting of TIM Hellas shareholders scheduled for November 2, 2005 and other interim relief. On October 26, 2005, following a hearing regarding TCS Capital’s application, a judge of the Athens Court of First Instance rejected TCS Capital’s application for a preliminary injunction. As previously disclosed, the extraordinary general meeting of TIM Hellas shareholders to vote on the merger is scheduled to take place at TIM Hellas’ corporate headquarters at 4:00 p.m. Athens time on November 2, 2005.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

TIM HELLAS TELECOMMUNICATIONS S.A.

By: /s/ Socrates Kominakis

Name: Socrates Kominakis

Title:   Chief Executive Officer

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After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

TROY GAC TELECOMMUNICATIONS, S.A.

By: /s/ Philippe Costeletos

Name: Philippe Costeletos

Title:   Chairman

By: /s/ Giancarlo Aliberti

Name: Giancarlo Aliberti

Title:    Vice-Chairman

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After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

APAX PARTNERS EUROPE MANAGERS LIMITED

By: /s/ Stephen Green

Name: Stephen Green

By: /s/ Andrew Barrett

Name: Andrew Barrett

Title:

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After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

APAX EUROPE VI GP CO. LIMITED

By: /s/ Denise Fallaize

Name: Denise Fallaize

Title:   Director

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After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

TPG ADVISORS IV, INC.

By: /s/ David A. Spuria

Name: David A. Spuria

Title:   Vice President

T3 ADVISORS II, INC.

By: /s/ David A. Spuria

Name: David A. Spuria

Title:   Vice President

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After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2005

SOCRATES KOMINAKIS

By: /s/ Socrates Kominakis

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Preliminary Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.*
(a)(2)	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.**
(a)(3)	Press Release issued by TIM Hellas on October 4, 2005.***
(a)(4)	Press Release issued by Apax Partners and Texas Pacific Group on October 17, 2005.****
(b)(1)

Senior Secured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy IV S.àr.l., Troy GAC Luxembourg, the Company and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(2)

Senior Subscription Agreement, dated as of April 3, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent (the “Subscription Agreement”) (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(3)

Subscription Letter Agreement, dated as of June 15, 2005, between, among others, Troy GAC Luxembourg V, Troy II, Troy GAC and J.P. Morgan Europe Limited, as agent, amending the Subscription Agreement (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(4)

Senior Unsecured Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy GAC Luxembourg III, Troy II, Troy IV S.àr.l., Troy GAC and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

(b)(5)

PIK Facility Agreement, dated as of April 3, 2005, as amended and restated as of June 15, 2005, between, among others, Troy PIK, Troy I S.àr.l. and J.P. Morgan Europe Limited, as agent and collateral agent (incorporated herein by reference to the Schedule 13D filed with the Securities and Exchange Commission by Troy GAC, the Apax Filing Persons and the TPG Filing Persons on June 27, 2005).

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(c)(1)	Fairness Opinion of Morgan Stanley & Co. Limited, dated as of August 24, 2005.*
(c)(2)	Presentation of Morgan Stanley & Co. Limited to the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005.*
(c)(3)	Merger Report under Greek law of the board of directors of TIM Hellas Telecommunications, S.A., dated as of August 24, 2005. (Translation from the Greek text original)*
(c)(4)	Merger Report under Greek law of the board of directors of Troy GAC Telecommunications, S.A., dated as of August 24, 2005. (Translation from the Greek text original)*
(d)(1)	Draft Merger Agreement, dated July 21, 2005, between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A. (Translation from the Greek text original)*
(d)(2)	Transformation Balance Sheet under Greek law of TIM Hellas Telecommunications, S.A., as of June 15, 2005. (Translation from the Greek text original)*
(d)(3)	Report of Ernst & Young Hellas under Greek law 2166/1993 in respect of TIM Hellas Telecommunications, S.A., dated July 20, 2005. (Translation from the Greek text original)*
(f)	Not applicable.
(g)	Not applicable.

____________

*	Previously filed with the Schedule 13E-3 on September 2, 2005.
**	Previously filed with Amendment No. 1 to the Schedule 13E-3 on September 12, 2005.
***	Previously filed with Amendment No. 3 to the Schedule 13E-3 on October 5, 2005.
****	Previously filed with Amendment No. 4 to the Schedule 13E-3 on October 18, 2005.

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